

Mail Stop 3561

January 26, 2009

Andrew Wynne
Vice President and Chief Financial Officer
Tully's Coffee Corporation
3100 Airport Way South
Seattle, WA 98134

Re:	**Tully's Coffee Corporation**
	Amendment Number 2 to the Preliminary Proxy Statement on Schedule 14A
	Filed January 26, 2009
	Form 10-K for the Year Ended March 30, 2008
	Form 10-Q for the Quarterly Periods Ended June 29, 2008 and September 28, 2008
	Form 8-K Furnished November 12, 2008
	File No. 001-33646

Dear Mr. Wynne:

        We have reviewed your response to our letter dated January 13, 2009 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

Schedule 14A

Background of and Reasons for the Asset Sale, page 28

1. We note your response and added disclosure in response to our prior comments 6 and 7. The factors supporting or not supporting the asset sale should be explained in enough detail for investors to understand. Please revise to explain how entering into the supply and licensing agreements are a positive aspect of the asset sale.

Description of the Supply Agreement, page 48

2. We note your revised disclosure in response to our prior comment 10. Please clarify if you have the option to use a secondary vendor if you do not believe the "cost plus" pricing is competitive with market prices generally. Or may you only use a secondary vendor after a specified volume is exceeded?

Information About Tully's, page 60

Management's Discussion and Analysis, page 62

Results of Operations, page 67

3. We note the revised presentation on page 67 of the table for fiscal years 2008 and 2007 described as "continuing operations" in response to our prior comment number 13. In this regard, please remove the second table for fiscal years 2008 and 2007 located at the bottom of page 67 and that continues onto the top of page 68, as the revised presentation supersedes this table.

Consolidated Balance Sheets of Tully's Coffee Corporation, pages D-1 and D-24

4. Refer to your response to our prior comment number 14. You have disclosed in the filing that proceeds from the sale of the wholesale business will be applied to repay all outstanding indebtedness, including that associated with the Northrim credit facility. In this regard, it is not clear why accounts receivable of the wholesale business that collateralize the Northrim credit facility would be excluded from "assets held for sale" associated with the wholesale business. Please clarify for us, with a view to disclosure in the filing. Include in your response an explanation of the disposition of the accounts receivable of the wholesale business that collateralize outstanding debt under the Northrim credit facility and associated debt of the Northrim credit facility upon sale of the wholesale business. We note disclosure that the Northrim credit facility is also secured by your inventories, yet it does not appear that any inventories of the wholesale business have been excluded from "assets held for sale." Likewise, it is disclosed that the credit facility with Benaroya Capital, of which outstanding indebtedness thereunder is also to be fully repaid from the proceeds of the sale of the wholesale business, is secured by substantially all of your assets, yet it does not appear that any assets of the wholesale business have been excluded from "assets held for sale" in this regard.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Doug Jones at (202) 551-3309 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202)551-3217 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Via Facsimile (206) 386-7500
        C.J. Voss, Esq.
        Stoel Rives LLP